Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THIRD QUARTER RESULTS FOR 2009

Tel Aviv, Israel, November 26, 2009, Elbit Imaging Ltd. (NASDAQ: EMITF) (“EI” or the “Company”) today announced its results for the third quarter of 2009.

Loss for the third quarter of 2009 amounted to NIS 155 million, of which NIS 144 million is attributable to the equity holders of the Company as compared to NIS 72 million in the corresponding quarter of 2008 of which NIS 85.5 million is attributable to the equity holders of the Company.

Company’s shareholder’s equity, as of September 30, 2009 amounted NIS 2.2 billion, compared with NIS 2.4 billion as of December 31, 2008

Our presentation to the consolidated financial statements for the third quarter of 2009 is available through our website at: www.elbitimaging.com under: “Investor Relations – Company Presentations (09/2009).”

Mr. Shimon Yitzhaki, President and CEO of the Company, commented: “During the third quarter of 2009, we continued to develop our activities in all sectors. In the real estate business, we are adjusting the development of our projects to market conditions and financing possibilities. Since financing market are scarce in this period, both entrepreneurs and buyers of real estate projects facing difficulties when trying to secure financing for the development of their real estate projects or for the purchase of such assets.

The Group’s business model is based primarily on the development of yielding properties and realization thereof at high margin yields. Therefore, in periods in which, there are no opportunities to realize our real estate assets at appropriated yields, we will hold these assets and will generate cash flows from their operations.

In addition, we are investing great efforts to source high-quality shopping centers in the U.S. that will meet our criteria. We believe that this sector is highly attractive for companies with financial capabilities and know-how, such as the Elbit Imaging Group and we hope that we will be able to secure these opportunities. We believe that our engines growth in the medium- long term is the commercial centers and residential sectors in India, and therefore we are investing our best efforts in order to develop these sectors.

ELBIT IMAGING LTD. CONSOLIDATED BALANCE SHEETS

	September 30, 2009	September 30, 2008	December 31 , 2008	September 30, 2009
				Convenience translation
	(in thousand NIS)			US$'000

Current Assets
Cash and cash equivalents	1,474,747	1,983,093	1,690,433	392,429
Short-term deposits and investments	405,910	350,157	408,719	108,012
Trade accounts receivable	52,044	35,288	34,740	13,849
Other receivable	139,375	138,906	134,194	37,088
Prepayments and other assets	368,053	78,527	404,613	97,939
Inventories	47,111	37,860	38,176	12,536
Trading property	4,146,754	2,468,864	3,279,775	1,103,446

	6,633,994	5,092,695	5,990,650	1,765,299
Assets related to discontinued operation	9,102	10,507	9,043	2,422

	6,643,096	5,103,202	5,999,693	1,767,721

Non-Current Assets
Deposits, loans and other long-term balances	684,473	829,200	783,568	182,138
Investments in associates	47,004	50,602	46,655	12,508
Property, plant and equipment	1,651,212	1,650,193	1,618,253	439,386
Investment property	80,234	643,830	78,897	21,350
Other assets and deferred expenses	131,587	129,550	118,064	35,015
Intangible assets	46,697	46,190	46,582	12,426

	2,641,207	3,349,565	2,692,019	702,823

	9,284,303	8,452,767	8,691,712	2,470,544

Current Liabilities
Short-term credits	1,162,400	536,216	1,255,018	309,314
Suppliers and service providers	200,517	220,277	214,461	53,357
Payables and other credit balances	231,708	330,241	217,704	61,657
Other liabilities	115,208	104,589	105,246	30,657

	1,709,833	1,191,323	1,792,429	454,985
Liabilities related to discontinued operation	29,208	26,874	29,186	7,772

	1,739,041	1,218,197	1,821,615	462,757

Non-Current liabilities
Borrowings	5,199,299	4,753,674	4,258,639	1,383,528
Other financial liabilities	117,279	73,283	93,121	31,208
Other liabilities	15,088	11,707	15,440	4,015
Deferred taxes	44,001	40,703	65,114	11,709

	5,375,667	4,879,367	4,432,314	1,430,460

Shareholders' Equity
Attributable to equity holders of the Company	1,135,928	1,295,773	1,373,692	302,270
Minority Interest	1,033,667	1,059,430	1,064,091	275,057

	2,169,595	2,355,203	2,437,783	577,327

	9,284,303	8,452,767	8,691,712	2,470,544

ELBIT IMAGING LTD. CONSOLIDATED INCOME STATEMENTS

	Nine months ended September 30		Three months ended September 30		Year ended December 31,	Nine months ended September 30
	2009	2008	2009	2008	2008	2009
						Convenience translation
	(in thousand NIS)		(in thousand NIS)			US$'000

Revenues and gains
Commercial centers [1]	60,251	442,442	18,351	16,068	524,163	16,033
Hotels operations and management	284,896	284,467	95,977	94,247	384,220	75,811
Sale of medical systems	34,067	33,072	9,549	4,158	38,076	9,065
Change in shareholding of subsidiaries	78,258	-	-	-	49,122	20,824
Sale of fashion merchandise	80,579	70,602	30,804	24,633	102,736	21,442

	538,051	830,583	154,681	139,106	1,098,317	143,175

Expenses and losses
Commercial centers [1]	131,046	360,860	42,657	41,654	432,760	34,871
Hotels operations and management	258,868	264,703	83,503	98,016	354,850	68,884
Cost and expenses of medical systems operation	48,697	41,987	15,402	12,730	55,469	12,958
Cost of fashion merchandise	92,747	84,591	36,035	30,931	118,040	24,680
Research and development expenses	51,779	52,100	18,421	18,321	68,759	13,778
General and administrative expenses	48,331	41,002	14,480	13,658	54,944	12,861
Share in losses of associates, net	9,518	8,339	2,008	519	12,952	2,533
Financial expenses (income) , net	219,041	(1,463)	52,080	(6,924)	(63,995)	58,287
Other expenses, net	100,928	2,802	40,200	3,736	68,797	26,857

	960,955	854,921	304,786	212,641	1,102,576	255,709

Loss before income taxes	(422,904)	(24,338)	(150,105)	(73,535)	(4,259)	(112,534)
Income taxes (tax benefits)	(24,297)	(1,824)	5,735	(1,553)	24,736	(6,465)

Loss from continuing operations	(398,607)	(22,514)	(155,840)	(71,982)	(28,995)	(106,069)
Profit (loss) from discontinued operation, net	203	2,681	742	(311)	4,934	54

Loss for the period	(398,404)	(19,833)	(155,098)	(72,293)	(24,061)	(106,015)

Attributable to:
Equity holders of the Company	(330,451)	(97,102)	(144,304)	(85,509)	(103,714)	(87,933)
Minority interest	(67,953)	77,269	(10,794)	13,216	79,653	(18,082)

	(398,404)	(19,833)	(155,098)	(72,293)	(24,061)	(106,015)

(1) Sale of trading property and investment property operations

ELBIT IMAGING LTD. CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Nine months ended September 30		Three months ended September 30		Year ended December 31,	Nine months ended September 30
	2009	2008	2009	2008	2008	2009
						Convenience translation
	(in thousand NIS)		(in thousand NIS)			US$'000

Loss for the period	(398,404)	(19,833)	(155,098)	(72,293)	(24,061)	(106,015)

Exchange differences arising from translation of foreign operations	89,603	(633,689)	(53,189)	(234,264)	(453,305)	23,843
Gain from cash flow hedge	(3,892)	(5,187)	(4,291)	(20,525)	(49,970)	(1,036)
Loss (gain) from available for sale investments	8,389	(2,804)	7,812	(2,804)	(5,929)	2,233

	94,100	(641,680)	(49,668)	(257,593)	(509,204)	25,040

Comprehensive Loss	(304,304)	(661,513)	(204,766)	(329,886)	(533,265)	(80,975)

Attributable to:
Equity holders of the Company	(268,549)	(582,825)	(181,243)	(273,677)	(508,007)	(71,461)
Minority interest	(35,755)	(78,687)	(23,523)	(56,209)	(25,258)	(9,514)

	(304,304)	(661,513)	(204,766)	(329,886)	(533,265)	(80,975)

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital	Share premium	Foreign currency translation adjustments	Hedging reserves	Avaialable for sale reserve	Stock base compensation reserve	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to equity holders of the Company	Minority Interest	Total shareholders' equity
	(In thousand NIS)

Balance -
January 1, 2008	38,032	815,275	45,872	12,848	-	32,909	1,232,399	2,177,335	(138,519)	(3,378)	2,035,438	1,193,564	3,229,002
Comprehensive Loss	-	-	(350,242)	(49,970)	(4,081)	-	(103,714)	(508,007)	-	-	(508,007)	(25,258)	(533,265)
Dividend paid	-	-	-	-	-	-	(168,064)	(168,064)	-	-	(168,064)	-	(168,064)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	5,860	5,860
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	-	3,394	3,394	-	3,394
Stock based compensation expenses	-	-	-	-	-	10,931	-	10,931	-	-	10,931	56,163	67,094
Dividend to the minority	-	-	-	-	-	-	-	-	-	-	-	(97,770)	(97,770)
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	(68,468)	(68,468)
Employee share premium	-	16	-	-	-	-	-	16	-	(16)	-	-	-

December 31, 2008	38,032	815,291	(304,370)	(37,122)	(4,081)	43,840	960,621	1,512,211	(138,519)	-	1,373,692	1,064,091	2,437,783

Comprehensive income (loss)	-	-	59,592	(3,892)	6,203	-	(330,452)	(268,549)	-	-	(268,549)	(35,755)	(304,304)
Stock based compensation expenses	-	-	-	-	-	11,508	-	11,508	-	-	11,508	31,681	43,189
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	5,993	5,993
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	66,123	66,123
Exercise of shares by employees	6	605	-	-	-	(611)	-	-	-	-	-		-
Equity componenet of convertiable debentures	-	19,277	-	-	-	-	-	19,277	-	-	19,277		19,277
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	(98,466)	(98,466)

September 30, 2009	38,038	835,173	(244,778)	(41,014)	2,122	54,737	630,169	1,274,447	(138,519)	-	1,135,928	1,033,667	2,169,595

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital	Share premium	Cumulative Foreign currency translation adjustments	Hedging reserves	Avaialable for sale reserve	Stock base scompensation reserve	Retained earnings	Gross Amount	Treasury stock	Loans to employee to acquire Company Shares	Total amount attributable to equity holders of the Company	Minority Interest	Total shareholders' equity
	Convenience translation US$'000

December 31, 2008	10,120	216,948	(80,992)	(9,878)	(1,086)	11,666	255,620	402,398	(36,860)	-	365,538	283,154	648,692

Comprehensive income (loss)	-	-	15,857	(1,036)	1,651	-	(87,933)	(71,461)	-	-	(71,461)	(9,514)	(80,975)
Stock based compensation expenses	-	-	-	-	-	3,063	-	3,063	-	-	3,063	8,429	11,492
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,595	1,595
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	17,595	17,595
Exercise of shares by employees	2	161	-	-	-	(163)	-	-	-	-	-	-	-
Equity componenet of convertiable debentures	-	5,130	-	-	-	-	-	5,130	-	-	5,130	-	5,130
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	(26,202)	(26,202)

September 30, 2009	10,122	222,239	(65,135)	(10,914)	565	14,566	167,687	339,130	(36,860)	-	302,270	275,057	577,327

For Further Information:

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women’s fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI’s business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
(972-3) 608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il
Dudi Machluf, CFO Elbit Imaging Ltd. (972-3) 608-6024 dudim@elbitimaging.com